Investment Office	(916) 795-3400 phone (916) 796-2842 fax	www.calpers.ca.gov

April 23, 2009

Dear Hospitality Properties Trust Shareowner:

VOTE FOR PROPOSAL #3 TO DECLASSIFY HOSPITALITY PROPERTIES’ BOARD

We are writing to urge you to vote FOR Proposal #3 at Hospitality Properties Trust’s May 15, 2009 annual meeting. CalPERS is the nation’s largest public pension fund with approximately $165 billion in assets.  As of record date March 17, 2009, CalPERS owned approximately 615,000 shares of Hospitality Properties.  As a significant long-term shareowner of Hospitality Properties Trust, we seek your support on Proposal #3, a non-binding proposal asking Hospitality Properties to take the steps necessary to declassify the board and provide for the annual election of all Trustees.

LONG-TERM UNDERPERFORMANCE AT HOSPITALITY PROPERTIES

Time period ending 3/31/2009	Hospitality Properties Trust (HPT)	Russell 1000 Index	Relative Return Russell 1000 Index	Real Estate Russell 1000 GICS Industry Peer Index	Relative Return Russell 1000 GICS Industry Peer Index
5 years	-56.5%	-20.7%	-35.8%	-20.2%	-36.3%
3 years	-59.7%	-34.7%	-25.0%	-43.0%	-16.7%
1 year	-57.9%	-38.3%	-19.6%	-50.8%	-7.1%
    Source: Factset

HOSPITALITY PROPERTIES’ BOARD IS NOT ACCOUNTABLE TO SHAREOWNERS

CalPERS believes fully accountable corporate governance structures produce, over the long-term the best sustainable returns to shareowners. As evidenced by the company’s significant absolute and relative shareowner value destruction, the current corporate governance structure has failed to focus the Board’s attention on optimizing the company’s return to shareowners, and further insulate the Board of Trustees from shareowner accountability. To date, the Board has failed shareowners by refusing to:

•	Seek shareowner approval to remove its classified board structure
•	Grant shareowners the right to amend the bylaws
•	Seek shareowner approval to remove its supermajority voting requirements
•	Grant shareowners the right to act by written consent or to call special meetings
•	Seek shareowner approval for its poison pill
•	Allow shareowner ratification of its auditor

CalPERS Public Employees’ Retirement System Shareowner Alert

IMPROVED GOVERNANCE LEADS TO IMPROVED FINANCIAL PERFORMANCE

As a long-term shareowner, CalPERS is very concerned with the company’s accountability to its shareowners and its commitment to good corporate governance.  We believe such accountability as evidenced by governance practices is closely related to financial performance.

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Harvard Professor Lucian Bebchuk and associates published a study which found that companies with staggered boards, poison pills, supermajority voting requirements (for mergers and charter amendments), and limitations to shareowner bylaw amendments deliver less shareowner value than those companies that do not have such measures in place. At this time, Hospitality Properties currently employs five of the six entrenchment provisions.  See “What Matters in Corporate Governance” by Lucian Bebchuk, Alma Cohen and Allen Ferrrell, Harvard Law School, Discussion Paper No. 491 revised 03/2005.

VOTE “FOR” ACCOUNTABILITY, VOTE "FOR" PROPOSAL #3

Every shareowner has the right to vote, please take the time to vote!  We urge you to vote in favor of proposal #3 to declassify the board and provide for annual elections.  VOTE "FOR" PROPOSAL 3!

Thank you for your support on this very important issue.

Very truly yours,

Eric Baggesen
Senior Investment Officer – CalPERS Global Equity

PLEASE NOTE: The cost of this solicitation is being borne entirely by CalPERS and is being done through the use of the mail and telephone communication. CalPERS is not asking for your proxy card.  Please do not send us your proxy card but return it to Hospitality Property Trust.

For additional information, please contact Garland Associates, Inc. Tel: 561-366-1165

CalPERS Public Employees’ Retirement System Shareowner Alert